ANNUAL GENERAL MEETING OF SHAREHOLDERS

B2GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting of shareholders of B2Gold Corp. (the “Company”) held on June 14, 2013 (total shares represented in person or by proxy = 506,728,898 of the 647,983,653 issued and outstanding shares - 78.20%.).

Item 1:          Number of Directors

By a vote by way of show of hands, the number of Directors of the Company was set at eight (8).

Item 2:          Election of Directors and Approvals of Nominees as Directors

By a vote by way of show of hands, the following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed, and the total votes cast by all shareholders of the Company present in person or by proxy were as follows:

Name	Total Votes in Favour (%)	Total Votes Withheld/Abstained (%)	Outcome of Vote
Clive Johnson	492,717,312 (99.97%)	131,720 (0.03%)	Approved
Robert Cross	458,017,184 (92.93%)	34,831,848 (7.07%)	Approved
Robert Gayton	457,585,464 (92.84%)	35,263,568 (7.16%)	Approved
John Ivany	482,531,318 (97.91%)	10,317,714 (2.09%)	Approved
Jerry Korpan	491,250,441 (99.68%)	1,598,591 (0.32%)	Approved

Barry Rayment	492,687,455 (99.97%)	161,557 (0.03%)	Approved
Bongani Mtshisi	492,723,471 (99.97%)	125,561 (0.03%)	Approved
Michael Carrick	492,357,624 (99.90%)	491,408 (0.10%)	Approved

Item 3:          Appointment of Auditors

By a vote by way of show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.

DATED at Vancouver, British Columbia this 17th day of June, 2013.

B2GOLD CORP.

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer